Filed by Cambridge Bancorp

(Commission File No. 001-38184)

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Cambridge Bancorp

(Commission File No. 001-38184)

This filing relates to the proposed merger involving Eastern Bankshares, Inc. (“Eastern”), Eastern Bank, a wholly owned subsidiary of Eastern (“Eastern Bank”), Citadel MS 2023, Inc. a direct, wholly owned subsidiary of Eastern (“Merger Sub”), Cambridge Bancorp (“Cambridge”) and Cambridge Trust Company, a Massachusetts-chartered trust company and wholly owned subsidiary of Cambridge (“Cambridge Trust”), pursuant to the terms of that certain Agreement and Plan of Merger, dated as of September 19, 2023, by and among Eastern, Eastern Bank, Merger Sub, Cambridge and Cambridge Trust.

On September 19, 2023, Cambridge made the following communications available to members of its Advisory Board:

Dear Advisory Board members,

I hope this note finds you well. As trusted members of the Cambridge Trust MA/NH Advisory Board, I wanted you to be among the first to know that Eastern Bank and Cambridge Trust are merging institutions, with an anticipated closing in the first quarter of 2024 and a conversion in the second quarter of 2024.

Cambridge Trust and Eastern Bank share many similarities—both companies have a culture of fostering trusted relationships with clients by always doing what is in the clients’ best interest and delivering exceptional personal service. Both companies have highly talented, committed colleagues with deep ties to our communities. These core tenets, when combined with a broad array of banking and wealth management capabilities, result in a compelling opportunity for clients, employees, community partners and investors.

Joining forces with Eastern preserves the strengths of Cambridge Trust, while bringing more resources to better meet the needs of our clients.

Of note, following the merger, we will be in the top four banks in our market, in the top ten independent wealth managers and in the top ten of philanthropic contributors, due to Eastern’s and Cambridge Trust’s foundations, which together are over $250 million.

With the merger, Eastern Bank’s current CEO and Board Chair, Bob Rivers, will become Executive Chair and Cambridge Trust’s current CEO, Denis Sheahan, will be named CEO of Eastern Bank. In addition, Eastern’s President, Quincy Miller, will assume the role of Chief Operating Officer.

Jeff Smith, our head of Wealth Management, will lead the combined Wealth Management capabilities and Danielle Remis will support the marketing and branding of both Wealth Management and Private Banking as we chart a course to be the leading provider in our marketplace. It is important to note that the Cambridge Trust brand will remain in place for both Wealth Management and Private Banking, as a reflection of our commitment to clients.

I would like to thank you for your contributions on the advisory board.    The Eastern and Cambridge Trust teams will be in touch with you in the coming weeks about plans for this advisory board.

Please contact me with any questions,

* * * * * *

Forward Looking Statements

This communication contains “forward-looking statements” within the meaning of section 27A of the Securities Act of 1933, as amended, and section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements include statements regarding anticipated future events and can be identified by the fact that they do not relate strictly to historical or current facts. You can identify these statements from the use of the words “may,” “will,” “should,” “could,” “would,” “plan,” “potential,” “estimate,” “project,” “believe,” “intend,” “anticipate,” “expect,” “target” and similar expressions. Forward-looking statements, by their nature, are subject to risks and uncertainties. There are many factors that could cause actual results to differ materially from expected results described in the forward-looking statements.

Factors relating to the proposed Merger Transaction that could cause or contribute to actual results differing materially from expected results include, but are not limited to, the possibility that revenue or expense synergies or the other expected benefits of the proposed transaction may not materialize in the timeframe expected or at all, or may be more costly to achieve; that the proposed transaction may not be timely completed, if at all; that prior to the completion of the transaction or thereafter, Cambridge or Eastern may not perform as expected due to transaction-related uncertainty or other factors; that required regulatory, shareholder or other approvals are not obtained or other closing conditions are not satisfied in a timely manner or at all; that the timing of completion of the proposed transaction is dependent on various factors that cannot be predicted with precision at this point; reputational risks and the reaction of the companies’ customers to the transaction; continued pressures and uncertainties within the banking industry and Cambridge’s and Eastern’s markets, including changes in interest rates and deposit amounts and composition, adverse developments in the level and direction of loan delinquencies, charge-offs, and estimates of the adequacy of the allowance for loan losses, increased competitive pressures, asset and credit quality deterioration, and legislative, regulatory, and fiscal policy changes and related compliance costs; and diversion of management time on transaction-related issues.

These forward-looking statements are also subject to the risks and uncertainties applicable to Cambridge’s and Eastern’s respective businesses generally that are disclosed in the Cambridge’s and Eastern’s 2022 Annual Reports on Form 10-K. Cambridge’s and Eastern’s SEC filings are accessible on the SEC’s website at www.sec.gov and on their respective corporate websites at ir.cambridgetrust.com and investor.easternbank.com. These web addresses are included as inactive textual references only. Information on these websites is not part of this document. For any forward-looking statements made in this communication, each of Cambridge and Eastern claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. Except as required by law, each of Cambridge and Eastern specifically disclaims any obligation to update any forward-looking statements as a result of developments occurring after the date of this communication.

Additional Information and Where to Find It

In connection with the proposed transaction, Eastern intends to file with the SEC a Registration Statement on Form S-4 that will include a Joint Proxy Statement of Eastern and Cambridge and a Prospectus of Eastern (the “joint proxy statement/prospectus”), as well as other relevant documents concerning the proposed transaction. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. INVESTORS AND SHAREHOLDERS OF EASTERN AND CAMBRIDGE ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE TRANSACTION WHEN IT BECOMES AVAILABLE AND EACH OTHER RELEVANT DOCUMENT FILED WITH THE SEC, AS WELL AS ANY AMENDMENT OR SUPPLEMENT TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. A copy of the definitive joint proxy statement/prospectus, as well as other filings containing information about Eastern and Cambridge, can be obtained without charge, at the SEC’s website (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to Eastern’s Investor Relations team via email at InvestorRelations@easternbank.com or by telephone at (781) 598-7920, or to Cambridge Investor Relations, via email at InvestorRelations@cambridgetrust.com or by telephone at (617) 520-5520.